BY FACSIMILE AND EDGAR TRANSMISSION
July 30, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sucampo Pharmaceuticals, Inc. Registration Statement on Form S-1 File No. 333-135133
Dear Sirs:
Pursuant to Rule 461 of Regulation C of the Securities Act of 1933, as amended, the undersigned, on behalf of itself, CIBC World Markets Corp., and Leerink Swann & Co., Inc., as representatives of the underwriters, hereby join in the request of Sucampo Pharmaceuticals, Inc. (the “Company”) that the effective date for the above-referenced registration statement be accelerated so that it will be declared effective at 4:00 p.m. (Eastern Time), on August 1, 2007, or as soon thereafter as practicable.
Pursuant to Rule 460 under the Securities Act, we advise you that copies of the preliminary prospectus, dated July 17, 2007, relating to the above-referenced offering have been distributed as follows during the period of July 17, 2007 through July 27, 2007:
4013	total copies distributed;
250	copies to prospective underwriters and selling group
3273	copies to institutional investors.
We also wish to advise you that the underwriters have complied with and will continue to comply with the requirements regarding the distribution of preliminary prospectuses and final prospectuses set forth in Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
Very truly yours,
COWEN AND COMPANY, LLC
By:         /s/ Richard A. Ng-Yow
Name:    Richard A. Ng-Yow
Title:      Managing Director and Co-Head of Equity Capital Markets